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                                                                    EXHIBIT 99.4

[EXTENDICARE LOGO]                                          [COMPUTERSHARE LOGO]

                                           Computershare Trust Company of Canada
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com

                                           SECURITY CLASS        Multiple Voting

                                           HOLDER ACCOUNT NUMBER

                                           Please print in ink. Print in CAPITAL
                                           letters inside the grey areas as
                                           shown in this example.

                                           [A B C]    [1 2 3]   [X]

FORM OF PROXY - ANNUAL TO BE HELD ON MAY 6, 2004

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

TO RECEIVE DOCUMENTS ELECTRONICALLY

     - You can enrol to receive future securityholder communications electronically by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

Proxies submitted must be received by 5:00 p.m., EST on Monday, May 3, 2004

THANK YOU

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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

APPOINTMENT OF PROXYHOLDER

I/WE BEING HOLDER(S) OF EXTENDICARE HEREBY APPOINT(S):

David J. Hennigar, Chairman, or failing him H. Michael Burns, Deputy   OR    PRINT THE NAME OF THE PERSON YOU ARE     --------------
Chairman, or failing him Mel Rhinelander, President and Chief                APPOINTING IF THIS PERSON IS SOMEONE
Executive Officer                                                            OTHER THAN THE CHAIRMAN OF THE MEETING.  --------------

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matter that may properly come before the Annual Meeting of Extendicare to be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Thursday, May 6, 2004 at 4:00 p.m. and at any adjournment thereof.

1. ELECTION OF DIRECTORS The nominees proposed by Management are:
Sir Graham Day; David J. Hennigar; Frederick B. Ladly; and J. Thomas MacQuarrie.

FOR all nominees:               [ ]

WITHHOLD vote for all nominees: [ ]

2. APPOINTMENT OF AUDITORS

                                                                                 FOR  WITHHOLD
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing           [ ]     [ ]
year and authorizing the Audit Committee to fix their remuneration.

AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Signature(s)
___________________________________

___________________________________             ________________________________
                                                Day         Month           Year

INTERIM FINANCIAL STATEMENTS REQUEST        ANNUAL REPORTS

In accordance with securities          [ ]  Mark this box if you    As a registered holder you will        [ ]    Mark this box if
regulations, shareholders may elect         would like to receive   receive an annual report. If you DO           you DO NOT want to
annually to receive interim financial       Quarterly Financial     NOT want to receive an annual report,         receive the Annual
statements, if they so request. If          Statements by mail.     please mark the box. If you do not            Report by  mail.
you wish to receive such mailings,                                  mark the box, you will continue
please mark your selection.                                         to receive an annual report.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

- EXEQ